April 26, 2023

Form C-AR

Apres Beverages, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Apres Beverages, Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.caskandkettleusa.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Apres Beverages, Inc. (the "Company" or "Cask & Kettle") is a Delaware corporation, incorporated/formed on March 7, 2022.

The Company's headquarters is located at 62 Michigan Ave E., Suite 210, Battle Creek, MI 49017.

The Company's website is www.caskandkettleusa.com. The information available on or through our website is not a part of this Form C-AR.

The Business

Apres Beverages, Inc. ("Cask & Kettle" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and is headquartered in Michigan. Cask & Kettle is one of the leaders in hot cocktails with a line of liquid alcoholic k-cup hard coffees & cider designed for use in any Keurig-style brewing system. Current offerings include Irish Coffee, Mexican Coffee, Hot Blonde Coffee, Mint Patty Coffee and Spiked Cider. Each 200ml carton contains five k-cups that hold a variety of liquid distilled spirits, liquid concentrated decaf coffee & natural flavorings/color. Spirits regulation dictates a 3-tier system business model. We sell to distributors in each state and ship from Temperance Distilling in MI to distributor warehouses across the country.

Apres Beverages, Inc. was initially organized as Apres Beverages LLC, a Michigan limited liability company on February 19, 2016, and converted to a Delaware corporation on March 7, 2022.

RISK FACTORS

Risks Relating to the Company's Business and Industry

- **Uncertain Risk**

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections**

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess**

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities purchased is limited**

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **If the Company cannot raise sufficient funds it will not succeed**

The Company offered Common Stock in the amount of up to $1,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **We may not have enough capital as needed and may be required to raise more capital.**

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our raw and finished goods inventory. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment**

  We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds**

  Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Projections: Forward Looking Information**

  Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Minority Holder; Securities with Voting Rights**

  The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **You are trusting that management will make the best decision for the company**

    You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- **Insufficient Funds**

    The company might not sell enough securities in future offerings to meet its operating needs and fulfill its plans, in which case it will cease operating.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.**

    Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

- **Our new product could fail to achieve the sales projections we expected**

    Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We are competing against other recreational activities**

    Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

- **We are an early stage company and have not yet generated any profits**

    Apres Beverages, Inc. was formed on 03/07/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apres Beverages, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

  To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

  Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **We rely on third parties to provide services essential to the success of our business**

  We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.**

  Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

- **We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.**

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

- **We are heavily dependent on our distributors.**

  In the United States, where all of our spirits currently are sold, we sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

- **We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our products.**

  The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

BUSINESS

Apres Beverages, Inc. ("Cask & Kettle" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and is headquartered in Michigan. Cask & Kettle is one of the leaders in hot cocktails with a line of liquid alcoholic k-cup hard coffees & cider designed for use in any Keurig-style brewing system. Current offerings include Irish Coffee, Mexican Coffee, Hot Blonde Coffee, Mint Patty Coffee and Spiked Cider. Each 200ml carton contains five k-cups that hold a variety of liquid distilled spirits, liquid concentrated decaf coffee & natural flavorings/color. Spirits regulation dictates a 3 tier system business model. We sell to distributors in each state and ship from Temperance Distilling in MI to distributor warehouses across the country.

Industry

Total US retail coffee sales are $47 billion.

US K-cup sales are $5.7 billion.
US retail spirits sales are $56 billion

There is a $1.6+ billion market of consumers that drink both K-Cups and spirits in the United States, which positions us at the nexus of two booming industries.

Current Stage and Roadmap
The Company is currently in the Post Revenue/Seed Series stage of development.

Our Milestones (Past + Anticipated)

2018: The Launch

2019: Bootstrapped Sales with Independent Launch
• 4 SKUs & 7 States
• Targeted Midsize Distributors
• Pursued Effective Partnerships

2020: Validated In Large Chain Retailer
• Meijer Holiday Program Success
• Top Emerging Brand in t.1eijer Holiday Program
• Entered Club Channel
• Expanded into 16 States

2021: Expanded Sales Channels & Increased Repeat
• Regional Expansion into Major Retail Chains for Holidays (Kroger, Jewel-Osco, Meijer)
• 1.8X Same Store Sales Growth
• Expanded into NE (NY and Beyond)
• Identified COGS Improvements - Packaging
• Launched Online Sales

2022 - 2023: Anticipated Breakthrough
• Gain Permanent National Chain Distribution
• Continued Expansion at Major Retail Chains
• Build Internal Sales Team
• Gross Margin Improvements

Competition

We believe Cask & Kettle has no direct competitors in the K-Cup Hot Cocktail segment of the Adult Beverage category because we are not aware of any other brand selling hot cocktails made with distilled spirits+coffee+flavorings in a K-Pod format.

Top Indirect Competitors:
1) Brands containing alcohol+ coffee: Rebel, Pabst, Newground, etc.
   *Typically use malt/beer as the alcohol base (vs. Cask & Kettle hot cocktails contain a range of distilled spirits)
   *Refrigerated and consumed iced/cold (vs. Cask & Kettle is primarily consumed hot/brewed in Keurig)
   *Are Ready-to-Drink and therefore not customizable to preferred level of cream/sugar (vs. Cask & Kettle which consumers add desired level of cream/sugar)
2) Brands containing alcohol + coffee liqueurs and NO coffee: Kahlua, Cutwater, etc.
   *Refrigerated and consumed iced/cold (vs. Cask & Kettle is primarily consumed hot/brewed in Keurig)
   *Are Ready-to-Drink and therefore not customizable to preferred level of cream/sugar (vs. Cask & Kettle which consumers add desired level of cream/sugar)
3) Coffee Liqueurs (Bailey's, Kahlua, etc.)
   *Are ambient (vs. Cask & Kettle which is brewed/hot)
   *Are boozy creamers that consumers typically add to regular brewed coffee or used to make cold cocktails like White Russians (vs. Cask & Kettle which contains a range of distilled spirts+coffee+flavorings and is consumed hot)
4) Coffee Flavored/Infused Spirits Jameson, Jägermeister, etc.)
   *Are ambient (vs. Cask & Kettle which is brewed/hot)
   *Coffee-flavored distilled spirits (vs. Cask and Kettle which contains coffee and is brewed like traditional coffee)

Intellectual Property

We have three registered trademarks: "Cask & Kettle", "K-POD", and "The PROOF is in the POD"

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lucinda Wright	CEO & Co-Founder, Member of Board of Directors	CEO, Apres Beverages Inc. 2018 - Present Director, Apres Beverages Inc. March 2022 - Present
Pete Borozan	Investor Relations & Co-Founder, Corporate Secretary	Investor Relations, Apres Beverages Inc. January 2021 - Present Member of Board of Directors, Snackwerks, January 2017 - Present
Nancy Philippart	Member of Board of Directors	General Partner, Belle Funds, 2012 – Present Professor, Wayne State University, 2010 - Present

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Principal Securities Holders
Title of class: Common Stock
Stockholder Name: Lucinda Wright
Amount and nature of Beneficial ownership: 3,743,145
Percent of class: 16.44

Title of class: Common Stock
Stockholder Name: Peter Borozan
Amount and nature of Beneficial ownership: 3,216,510
Percent of class: 14.13

Securities

The company has authorized Common Stock, and Series Seed Preferred Stock.

- **Common Stock**

The amount of security authorized is 15,513,028 with a total of 14,013,028 outstanding.

Voting Rights: 1 vote per share.

Material Rights

The total amount outstanding includes 1,500,000 of shares to be issued pursuant to the Company's

Employee Incentive plan, reserved but unissued.

The holders of Common Stock are entitled to 1 vote at all meetings of stockholders, except on

amendments to the Certificate of Incorporation that relates solely to the terms of one (1) or more

outstanding series of Preferred Stock if the holders of such affected series are entitled, either

separately or together with the holders of one (1) or more other such series, to vote thereon pursuant

to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no

cumulative voting. The number of authorized shares of Common Stock may be increased or

decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote

of the holders of one (1) or more series of Preferred Stock that may be required by the terms of the

Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the

Corporation representing a majority of the votes represented by all outstanding shares of capital

stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the

General Corporation Law. The holders of shares of Common Stock are entitled to vote to appoint 2 members of the Board of Directors, voting as a separate class.

- **Series Seed Preferred Stock**

The amount of security authorized is 8,442,760 with a total of 7,257,153 outstanding.

Voting Rights

1 vote per share

Material Rights

• 1X non-participating liquidation preference

• Vote, as a separate class, to elect and appoint one member of the Board of Directors designated by the preferred stock lead investors.

• Standard NVCA "Protective Provisions"

• Broad-based weighted average anti-dilution protection, subject to customary exceptions.

• Information Rights, including: una

• Pro-rata participation rights to invest in future financings.

Holders of Series Seed Preferred Stock have liquidation preferences over holders of Common Stock.

Holders of Series Seed Preferred Stock vote together with holders of Common Stock as a single class and on an as-converted-to-Common Stock basis.

Series Seed Preferred elects 1 Director on BOD and has standard Preferred Stock Protective Provision.

Debt

Debt from Promissory Notes:

- **Creditor:** Pete Borozan
  Amount Owed: $105,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2023

- **Creditor:** Lucinda Wright
  Amount Owed: $75,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2023

- **Creditor:** Kevin Ripley
  Amount Owed: $30,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2023

- **Creditor:** Nancy Philippart
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023

Previous Offerings

- **Type of security sold:** Convertible Note
  Final amount sold: $2,248,000.00
  Use of proceeds: Commercialization and Launch
  Date: July 31, 2021

  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,248,000.00
  Use of proceeds: Commercialization and Launch
  Date: February 25, 2022

  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,659,514.11
  Use of proceeds: This was a conversion of the outstanding principal convertible notes and accrued and unpaid interest converting from Notes to a SAFE.
  Date: January 31, 2022

  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: 200,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: Growth capital.
  Date: May 13, 2022

  Offering exemption relied upon: 506(b)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has not yet filed its federal tax return for year 2023.

OPERATIONS

- Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Gross Sales for fiscal year 2022 was $604,658, down approximately $150,000 from 2021 sales of $757,661. As a result of strong holiday performance at Meijer, Kroger, and Jewel-Osco in 2021 we were able to repeat holiday programs at both Meijer and Kroger in 4 states, Jewel-Osco in Illinois as well as distribution with Total Wine & More in the Midwest. Total sales was negatively affected by trade inventory carryover from 2021. We launched 0 new products in 2021. We also maintained our sales focus with the most productive 13 distributors in 2021 (net -3 from 2020. While our sales to independent retailers in the Midwest declined in 2022, our focus remained largely on driving growth through grocery chains as in prior years as well as independent retailers in the Northeast. Due to difficulty raising funds, we were constrained in our marketing efforts throughout the year.

Cost of sales

Cost of sales in 2022 was $314,014, a decrease of $116,268, from costs of $430,282 in the fiscal year 2021. The decrease was driven directly both by a decrease in sales and improvement in gross margin. Warehouse handling and storage expenses also declined due to improved inventory management and contract negotiation.

Gross margins

2022 gross profit decreased by only $11,589 from 2021 gross profit and gross margins as a percentage of revenues increased from 36.4% in 2021 to 42.7% in 2022. This improved performance was driven by efficiencies in warehouse handling and storage expenses as noted above and a packaging improvement project that lowered production costs. This growth was negatively impacted due to higher ingredient costs driven by pandemic-related supply chain issues.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses increased significantly for professional services in order to complete the conversion from an LLC to a C-Corp as well as fees related to Crowdfunding. Sales Expenses also increased from the addition of 2 full time sales contractors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On January 4, 2023, the Company consummated an offering pursuant to Regulation CF and raised $227,465. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Debt from Promissory Notes:

- **Creditor:** Pete Borozan
  Amount Owed: $105,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

- **Creditor:** Lucinda Wright
  Amount Owed: $75,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

CERTIFICATION

I, Lucinda Wright, the CEO of Apres Beverages Inc., hereby certify that the financial statements of Apres Beverages Inc. and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Apres Beverages Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April, 2023.

_____ (Signature)

_____CEO_____ (Title)

_____4/27/2023_____ (Date)

Apres Beverages Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
53 Bank	94,535.51
Chemical Bank	435.74
Total Checking/Savings	94,971.25
Accounts Receivable	
Accounts Receivable	104,735.60
Total Accounts Receivable	104,735.60
Other Current Assets	
Inventory Asset	374,715.16
Prepaid FET	15,000.00
Total Other Current Assets	389,715.16
Total Current Assets	589,422.01
Fixed Assets	
Apres Beverages Equipment	
Accumulated Depreciation	-37,288.00
Apres Beverages Equipment - Other	52,523.50
Total Apres Beverages Equipment	15,235.50
Total Fixed Assets	15,235.50
TOTAL ASSETS	**604,657.51**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	29,529.32
Total Accounts Payable	29,529.32
Credit Cards	
First Bankcard	464.79
INK Card	58,616.46
Total Credit Cards	59,081.25
Other Current Liabilities	
Loan - Kevin Ripley	30,000.00
Loan - Lucinda Wright	75,000.00
Loan - Nancy Philippart & Thoma	100,000.00
Loan - Peter Borozan	105,000.00
Total Other Current Liabilities	310,000.00
Total Current Liabilities	398,610.57
Total Liabilities	398,610.57
Equity	
Invested Funds	
Common Stock	189,645.00
Jeffrey Grogg	40,000.00
Lucinda Wright	40,000.00
Lynn Townsend	40,000.00
Peter Borozan	40,000.00
Seed Series Investments	200,000.00

Apres Beverages Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Seed Series Preferred Stock	66.81
Seed Series APIC - P/S	2,659,447.30
Total Invested Funds	3,209,159.11
Retained Earnings	-2,307,440.51
Net Income	-695,671.66
Total Equity	206,046.94
TOTAL LIABILITIES & EQUITY	**604,657.51**

Apres Beverages Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Ordinary Income/Expense		
Income		
Sales	604,340.42	757,660.66
Returns/Unsaleable Goods	-71.65	-16.96
Price Allowances (Trade/Cons.)	-15,611.06	-27,496.38
Fed Excise Tax	-40,278.04	-53,909.09
Total Income	548,379.67	676,238.23
Cost of Goods Sold		
Material & Manufacturing COGS	281,213.62	337,897.22
Distribution Costs	32,799.99	92,385.26
Total COGS	314,013.61	430,282.48
Gross Profit	234,366.06	245,955.75
Expense		
Advertising and Promotion	395,294.61	408,733.53
Sales Activity	133,038.77	58,605.44
Contracted Services	82,847.70	69,765.00
Professional Fees	64,542.40	19,575.40
One Time Adjustments	56,926.30	6,781.83
Travel Expense	43,270.10	15,427.14
StartEngine Fees	26,457.45	0.00
Dues, Subscriptions and Fees	22,704.42	28,714.31
Data Management	17,447.78	1,980.00
Distributor Sales Samples	13,782.44	10,533.33
Postage and Delivery	10,262.57	16,183.42
Admin, Developmnt & Office Work	10,078.54	7,959.36
Product Samples Expense	9,067.70	1,041.83
Research & Development	8,685.56	2,405.00
Insurance Expense	3,621.69	3,450.42
Photo Props, Demo Equipment	2,136.97	685.76
Office Supplies	1,810.98	2,313.31
Software	1,178.01	792.00
Computer and Internet Expenses	951.97	2,498.29
Charitable Contributions	932.91	0.00
Bank Service Charges	821.83	658.70
Sales Tax	401.05	785.16
Meals and Entertainment	199.60	0.00
Telephone Expense	79.00	0.00
Misc. Adjustments	-39.06	0.00
Total Expense	906,501.29	658,889.23
Net Ordinary Income	-672,135.23	-412,933.48
Other Income/Expense		
Other Income		
Interest Earned	21.13	19.84
Total Other Income	21.13	19.84

Apres Beverages Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Other Expense		
Interest Expense	17,385.56	260,208.29
Depreciation Expense	1,172.00	6,562.00
Total Other Expense	18,557.56	266,770.29
Net Other Income	-18,536.43	-266,750.45
Net Income	**-690,671.66**	**-679,683.93**